July 30, 2012

VIA EDGAR AND COURIER

Craig D. Wilson

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Mail Stop 7010

Washington, D.C. 20549

Verisk Analytics, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 28, 2012
Form 10-Q for the Fiscal Quarter Ended March 31, 2012
Filed May 1, 2012
Form 8K/A Filed May 31, 2012
Re:	File No. 001-34480

Ladies and Gentlemen:

Verisk Analytics, Inc., a Delaware corporation (the “Company”), has filed with the Securities and Exchange Commission (the “Commission”), pursuant to the requirements of the Securities Exchange Act of 1934, its Annual Report on Form 10-K (the “Form 10-K”) for the fiscal year ended December 31, 2011.

We are writing to respond to the comments raised in your letter to the Company dated July 17, 2012. The responses below correspond to the captions and numbers of those comments (which are reproduced below in bold). References to page numbers in our response are to page numbers in the Form 10-K. Capitalized terms defined in the Form 10-K and used in this letter but not otherwise defined herein have the meanings assigned to them in the Form 10-K.

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 6. Selected Financial Data, page 31

1.	We note that you revised your presentation of EBITDA in response to a comment issued in connection with your Form 10-K for the fiscal year ended December 31, 2010. In this regard, we note you removed the “Acquisition related liabilities adjustment” from the presentation. Please note that your revised presentation currently does not adhere to the prescribed definition of EBITDA based on the adjustment for “Investment income and realized (gain)/loss on securities, net” reflected in the presentation. In future filings, please either revise your presentation to conform to the prescribed definition of EBITDA or consider revising the title of this non-GAAP measure. Refer to Question 103.01 of the Compliance & Disclosure Interpretations for Non-GAAP Financial Measures. Similar concerns apply to your Forms 8-K filed February 28, 2012 and May 1, 2012. As part of your response, please provide us with the disclosures you expect to include in future filings.

Response: In future filings, the Company’s presentation of EBITDA will adhere to the definition of EBITDA as described in Item 10(e)(1)(ii)(A) of Regulation S-K.

Beginning in the second quarter of 2012, the Company changed the Segment EBITDA metric used by the Chief Operating Decision Maker to assess the operating performance of the business. This new metric adheres to the same definition of EBITDA as described in Item 10(e)(1)(ii)(A) of Regulation S-K. Accordingly, future filings for all periods presented will adhere to EBITDA definition described above.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Executive Summary, page 34

2.	Please consider expanding your executive summary in future filings to address known trends, demands, commitments, events and uncertainties, and to discuss how the foregoing are expected to affect your financial condition and results of operations, to the extent material. For example, we note your statements regarding the downturn in the U.S. property and casualty insurance industry, adverse conditions in the mortgage industry, and deterioration in U.S. and international credit markets on pages 17, 18 and 23, respectively. You appear, however, to provide minimal discussion in MD&A of whether such trends will have, or are reasonably likely to have, a material impact on your liquidity, capital resources, or results of operations. Refer to SEC Release No. 33-8350. We note in this regard that the executive summary in your IPO registration statement on Form S-1 and your Form 10-K for the fiscal year ended December 31, 2009 included a subsection entitled “Trends Affecting Our Business.” Please tell us what consideration you gave to providing similar, updated disclosure in your Form 10-K for your fiscal year ended December 31, 2011.

Response: The Company believes appropriate narrative disclosures were included in other sections of the filing such as “Risk Factors”, and pages 35 and 40, to address known trends, demands, commitments, events and uncertainties related to our financial condition and results of operations within Form 10-K for the year ended December 31, 2011. The Company’s future Form 10-K filings will include a section entitled “Trends Affecting Our Business” to centralize these discussions.

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Consolidated Results of Operations, page 38

3.	We note that acquisitions represent a key component of your growth strategy and that you have acquired several businesses over the last three fiscal years. Please tell us what consideration you gave to including a detailed qualitative and quantitative discussion of the types of revenue and related costs that relate to acquisition activity. For example, to the extent material to an understanding of your results of operations, please discuss the acquired revenue by category as noted in the segment discussion of revenue categories on pages 44 and 45 as well by products or services. As a related matter, please tell us what consideration you gave to providing a more detailed discussion of organic revenue growth such as disclosure of renewal rates for existing customers. Refer to Item 303(a)(3) of Regulation S-K.

Response: Although the Company did not explicitly note the amounts of revenues by category associated with its newly acquired businesses, this information could be calculated based on our narrative discussion and tabular disclosures provided. Where material to the understanding of our results of operations, the Company will include disclosures of revenues by category associated with newly acquired businesses in our future filings. The costs associated with newly acquired businesses are primarily related to salary and employee benefits. Where material to the understanding of our results of operations, the Company will include disclosures of these costs in future Form 10-K filings.

A more detailed discussion of organic revenue growth is provided within the Decision Analytics and Risk Assessment segment discussions on page 40 and 41, respectively. In addition, we do not believe that the disclosure of renewal rates is material to an understanding of the consolidated results. The Company will summarize these discussions within our consolidated discussion for future Form 10-K filings.

Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Operations, page 62

4.	We note in your response to comment 44 in your letter dated October 7, 2008 relating to the Registration Statement on Form S-1 in connection with your initial public offering that product revenues for fiscal 2005, 2006 and 2007 did not meet the 10% threshold specified in Rule 5-03(b) of Regulation S-X for separate presentation on the face of the Statements of Operations. Based on your response, we note that the level of product revenue was nearing the threshold at the time. In view of the increases noted with revenue in categories that include term-based software license arrangements accounted for in accordance with ASC 985-605, please support the inapplicability of Rules 5-03.1 and 2 of Regulation S-X to us in quantified detail for the fiscal year ended December 31, 2011 and quarterly period ended March 31, 2012.

Response: Rule 5-03(b) of Regulation S-X requires that tangible product and service revenue, along with other categories of revenue, be displayed separately in the income statement if they are greater than 10% of total revenues. The Company performs a detailed review of its consolidated revenues on a quarterly basis and determined that its revenues consist of sales of tangible products and service revenues. The Company’s analysis resulted in approximately 93% of service revenues and 7% of product revenues for each of the fiscal year ended December 31, 2011 and quarterly period ended March 31, 2012. As the Company’s product based revenues are less than 10% of the consolidated revenue, separate disclosure of product and service revenues were not required. As the Company combined the products and services items, the cost of revenues as described under Rule 5-03.2 was combined in the same manner.

The Company will continue to evaluate the percentage of revenues associated with its product and services. To the extent the product revenues exceed the 10% threshold, as defined in Rule 5-03(b), the Company will separately state its revenues and the applicable costs.

Note 9. Goodwill and Intangible Assets, page 78

5.	We note your disclosure that states, in part, that the fair value of certain reporting units exceeded their carrying value by a moderate amount and further that there were no goodwill impairment indicators after the date of the last annual impairment test. Please explain to us what you mean by “moderate.” Given these disclosures, it would appear that you do not consider your assessment of fair value over carrying value for these reporting units to be a material known uncertainty as described under Item 303(a)(3)(ii) of Regulation S-K. Please confirm whether our understanding is correct.

Response: The fair value of the reporting units noted above exceeded their carrying values in excess of 10%. The Company confirms your understanding is correct. We will not use the term “moderate” in future filings.

Form 10-Q for the Fiscal Quarter Ended March 31, 2012

Item 1. Financial Statements

Note 15. Condensed Consolidated Financial Information for Guarantor Subsidiaries and Non-Guarantor Subsidiaries, page 17

6.	We note that in the first quarter of fiscal 2012 you adopted ASU No. 2011-05 regarding the presentation of comprehensive income. Please note that this guidance should similarly be applied to your condensed consolidating financial information. Please confirm that you will revise your future filings accordingly.

Response: The Company’s future Form 10-K and 10-Q filings will include the presentation of comprehensive income within its disclosures for condensed consolidating financial information for guarantor subsidiaries and non-guarantor subsidiaries.

Form 8-K/A Filed May 31, 2012

Exhibit 99.2

7.	We note that you did not file the financial statements of MediConnect Global, Inc. as of and for the nine months ended December 31, 2010. Please tell us why you have not provided these financial statements. Refer to Item 9.01(a) of Form 8-K and Rule 3-05(b) of Regulation S-X.

Response: Upon review of Item 9.01(a) of Form 8-K and Rules 3-05(b) and 1-02(w) of Regulation S-X, the Company determined it was appropriate to file audited financial statements of MediConnect Global Inc. (“MediConnect”) for the fiscal year ended March 31, 2011 together with unaudited interim financial statements as of and for the nine months ended December 31, 2011. We acknowledge your interpretation of the applicable rules and in future filings for acquired companies of similar significance, the Company will include corresponding prior year unaudited interim period financial statements. We note for the information of the Commission that no negative trends or other information material to investors of the Company was omitted by the absence of interim MediConnect financial information for the nine months ended December 31, 2010.

In connection with the Company’s responses above, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in this filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to this filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United states.

Please do not hesitate to contact the undersigned with any questions or comments regarding this filing.

Sincerely,

/s/ Frank J. Coyne Frank J. Coyne
Chairman and Chief Executive Officer